UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-38593
CUSIP Number: G31249108

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: __________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Establishment Labs Holdings Inc.
Full Name of Registrant

N/A
Former Name if Applicable

Building B15 and 25
Coyol Free Zone
Alajuela
Costa Rica
Address of Principal Executive Office (Street and Number)

Alajuela, Costa Rica
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Establishment Labs Holdings Inc. (the “Company”) is unable to file timely, without unreasonable effort and expense, its Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) within the prescribed time period.
The Company requires additional time [because the audit of the Company’s financial statements for the year ended December 31, 2023 had not been completed prior to the close of business on February 29, 2024. The Company continues to dedicate significant resources to the Form 10-K and the Company currently expects to file its Form 10-K within the grace period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended. The Company does not expect any significant changes to the financial results previously reported in the Earnings Release.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Rajbir S. Denhoy	+506	2434 2400
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 28, 2024, the Company issued a press release disclosing preliminary financial results for the fourth quarter and full year ended December 31, 2023 and included a copy of such press release as an exhibit to the Company's Current Report on Form 8-K furnished by the Company with the Securities and Exchange Commission on February 28, 2024 (the “Earnings Release”). Information about the Company's financial results for the fourth quarter and full year ended December 31, 2023 was included in such press release. In that press release, the Company disclosed total revenue of $165.2 million, gross profit of $107 million, total operating expenses of $172 million, loss from operations of $65 million and net loss from operations of $78.5 million for the year ended December 31, 2023, compared to total revenue of $161.7 million, gross profit of $106.6 million, total operating expenses of $146.3 million, loss from operations of $39.7 million and net loss from operations of $75.2 million reported for the comparable year period ended December 31, 2022. The Company does not expect any significant changes to the financial results previously reported in the Earnings Release.

Forward Looking Statements
This Form 12b-25 contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the Company’s preliminary financial results for the Company’s year ended December 31, 2023. The preliminary financial results for the Company’s year ended December 31, 2023 represent the most current information available to management. The Company’s actual results when disclosed in its Form 10-K may differ from these preliminary results as a result of the completion of the Company’s financial closing procedures; final adjustments; completion of the audit by the Company’s independent registered public accounting firm; and other developments that may arise between this filing and the disclosure of the final results. Additional risks and uncertainties that may cause actual results to differ materially include the risks and uncertainties listed in the Company’s filings with the SEC, including its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 that the Company filed with the SEC on November 8, 2023. Such risk factors and other statements may also be amended, supplemented or superseded from time to time by other reports the company files with the Securities and Exchange Commission. The forward-looking statements made herein speak only as of the date of this press release and, unless otherwise required by law, the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Establishment Labs Holdings Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2024	By:	/s/ Rajbir S. Denhoy
Name: Rajbir S. Denhoy
Title: Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).